June 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Ms. Samantha Brutlag

Re:           TIFF Investment Program (the “Registrant”) (File Nos. 33-73408 and 811-8234)

Dear Ms. Brutlag:

This letter is in response to comments that you provided on June 16, 2023 regarding the preliminary proxy statement for the Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on June 7, 2023. The Proxy Statement is requesting shareholder approval of: a new advisory agreement between the Registrant and TIFF Advisory Services, LLC (“Proposal 1”); and the election of Trustees (“Proposal 2”). The comments of the SEC staff and the Registrant’s responses are listed below:

1.              Comment: Please confirm that all information has been included in the Proxy Statement as required by item 22(c) and 22(b) of Schedule 14A of the Securities and Exchange Act of 1933, for Proposal 1 and Proposal 2, respectively.

Response: The Registrant confirms that all information has been included in the Proxy Statement as required by item 22(c) and 22(b) of Schedule 14A of the Securities and Exchange Act of 1933, for Proposal 1 and Proposal 2, respectively.

2.              Comment: Please confirm if proxy solicitors are being used, and if so, please include information as required by Schedule 14A.

Response: The Registrant confirms that it is not using a proxy solicitor in connection with the solicitation of proxies for the Registrant, therefore no additional disclosure is needed.

Please contact me at 617-662-1578 or smadden@statestreet.com if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ Sandra Madden
Sandra Madden
Vice President and Senior Counsel

State Street Bank and Trust Company

Information Classification: General